DONNE R M INERALS LTD.

Number: 001-03
Dated: January 8, 2003                     TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL

NEWS RELEASE

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd. (the "Company") wishes to announce the closing of its private placement in the amount of $1,000,000. These funds were raised by the Company issuing 10,000,000 units at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.12 until December 18, 2004. Of the 10,000,000 units issued, 4,650,000 units are flow-through units. Each flow-through unit, consisting of one flow-through common share and one flow-through warrant, will entitle the holder to receive a pro rata interest in Canadian Exploration Expenditures incurred and renounced by the Company.

The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring April 19, 2003.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com